Mail Stop 0511

March 16, 2005

Robert K. Oldham, M.D., President
Cancer Therapeutics, Inc.
210 West Hansell Street
Thomasville, GA 31792

      RE: Cancer Therapeutics, Inc.
              Amendment 2 to Registration Statement on Form SB-2
              File No. 333-119915
              Filed: February 22, 2005

Dear Dr. Oldham:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the company's supplemental response to our previous comment 19. It appears that the spin-off of the shares of Cancer Therapeutics to the shareholders of Immune Complex Corporation in June 2000 is not consistent with the Division's views, set forth in Staff Legal Bulletin No. 4 (CF), regarding section 5 of the Securities Act of 1933 as applied to spin-offs. It appears that Cancer Therapeutics, therefore, was required to register the spin-off under the Securities

Act of 1933. Please revise your prospectus disclosure to describe the impact of a possible Section 5 violation. For example, please reflect the amount subject to possible rescission on your financial statements, describe the matter in a note to the financial statements, add risk factor disclosure and provide MD&A disclosure.

Prospectus Cover Page

2. Limit the outside cover to one EDGAR page in accordance with Item 501(a) of Regulation S-B.

Prospectus Summary
Going Concern

3. Refer to prior comment 7. The interim period discussed should reconcile to the most recent financial statements presented – i.e., November 30, 2004. This comment also applies to the narrative discussion provided under "Summary of Financial Data", "MD&A – Liquidity and Capital Resources" and elsewhere throughout the filing. Please make all appropriate revisions.

Summary of Financial Data

4. Please reconcile the amounts recorded under the column labeled "For the year ended May 31, 2004" to the audited financial statements for the same period. In this connection, remove the minus sign from the amounts recorded for total assets and total number of issued shares of common stock in the column labeled "For the six months ended November 30, 2004."

Risk Factors

5. Your risk factor subheadings are not visually distinctive from the general text. Please use italics or bold-faced type in addition to italics so that your subheadings will be readily distinguishable.

Dilution – Net Tangible Book Value

6. Refer to prior comment 12. Although you have factored in the effect of the offering expenses ($68,559), the financial information should be updated to the most recent period reported – i.e., November 30, 2004. Please revise.

Management's Discussion and Analysis
Results of Operations, pages 9 and 10 and Statements of Operations, page F/S-5

7. Refer to prior comment 16. We note that the bad debt expense account has been eliminated and its amounts for employee and related party loans have been reclassified to "General and Administrative Expenses". Please expand discussion

under this section to describe this adjustment and disclose the amount of contract labor recorded during the fiscal year ended May 31, 2004. In this connection, supplementally explain what expenses aside from reclassified bad debt expense were added to general and administrative expense for that period. Also, considering management's efforts in keeping costs to a minimum in fiscal 2004, discuss the reason(s) for the substantial increase in G&A expenses for the six months ended November 30, 2004 compared to 2003 for the same period.

Business

8. Please disclose the impact of the clinical hold of IND 8725. Also, it has come to our attention that INDs 6533 and 2792 show no active enrollment. Please address the impact of the lack of active enrollment on INDS 6533 and 2792. It has also come to our attention that you have received a warning letter from the Food and Drug Administration in November 2003 for false and misleading internet promotion and for representing an investigational new drug as safe and effective for the purposes for which it is under review. If true, please add disclosure addressing the substance of the warning letter and how it has impacted your operations. Finally, to the extent your disclosure gives the impression that your treatments are effective, revise your disclosure to discuss how you determined efficacy if your treatments are still under investigation by the FDA.

Certain Relationships and Related Transactions

9. Refer to prior comment 29. We note the recalculation made on the statement of stockholders' equity for the 1.3 million shares issued to your corporate counsel (page 26) on May 10, 2004 (from $0.05 per share to $0.10 per share). However, without a reliable, verifiable and objectively determinable measure of fair value, a valuation similar to that for shares sold for cash on May 28, 2004 (i.e., $0.375 per share) should be applied to these shares. Any amount exceeding the value of the services rendered (either $65,000 or $130,000) should be applied to reduce additional paid-in-capital. In this connection, reconcile the value of services rendered on page 7 with the amount recorded on the statement of stockholders' equity. Please make all appropriate revisions.

10. Refer to prior comment 30. Although the per share valuation of shares to the chief financial officer was increased from $0.05 per share to $0.10 per share, any excess amount should be applied to reduce additional paid-in-capital (rather than being recorded as an additional expense). Also, the per share valuation for issuances on September 20, 2004 to principal shareholders (200,000 shares to Healthcare Enterprise Group and 150,000 shares to Industrial Management and Equity Limited) should be the same. Any amounts exceeding the outstanding obligation ($75,000) or value of services provided ($37,500), respectively, should be applied to reduce additional paid-in-capital. Please revise.

11. Refer to prior comment 31. Supplementally confirm whether or not the accounting services performed by Mr. Gardner preceded the commencement of his employment as the Company's chief financial officer. In this connection,

provide specific detail of the type of accounting services provided. We may have further comment after reviewing your response.

Financial statements
General

12. Refer to prior comment 38. There is no indication that the consent provided in this filing has been updated. A currently dated consent of the independent accountants should be included in any amendment to the registration statement.

Note 2 – Significant Accounting Policies
d. Revenue Recognition Policy, pages F/S-8 and F/S-9

13. Refer to prior comment 39. We note that your contracts are single element arrangements. Supplementally confirm that revenue is not recognized until all of the services required by each individual contract have been completed. Your response is not clear regarding "monthly services" provided and whether or not revenue is recognized at that time instead of upon completion of the contract. Based on your response to comment 40, it appears that revenues are recognized prior to completion of the contract; and therefore have been overstated. Any amounts recorded as revenue on uncompleted contracts should be adjusted to deferred revenue until such contracts have been completed. In this connection, disclose the terms of the individual contracts in this note and include a form contract as an exhibit to the filing. Please revise.

14. Refer to prior comment 40. We note that your response only makes reference to unrecorded receivables of $3,000 as of May 31, 2004. Supplementally confirm that these circumstances (i.e., immateriality) also apply to the period ended November 30, 2004. If not, please explain the absence of accounts receivable at the end of such period or revise to record the amount outstanding. We may have further comment after reviewing your response.

Financial Statements for the fiscal years ended May 31, 2004 and 2003

15. Since as a result of the elimination of bad debt expense the amounts recorded on the financial statements for fiscal years May 31, 2004 and 2003 have changed significantly from those previously filed with the Commission, disclosure should be provided to report on the restatement of these financial statements in an explanatory note. Refer to paragraph 37 of APB 20. In this connection, the financial statements should be labeled as "restated" for both fiscal years. In

addition, the auditors' report should be revised to make reference to the disclosures regarding restatement. Please revise.

<u>Financial statements for the periods ended November 30, 2004 and 2003</u>
<u>Statements of Operations, page F/S-17</u>

16. Net loss per share should be disclosed on the face of the statement of operations. Refer to the guidance of SFAS 128. Please revise.

<u>Statements of Cash Flows, page F/S-19</u>

17. Common stock issued for services should be repositioned beneath "Adjustments to reconcile net loss to net cash by operating activities" instead of "Change in operating assets and liabilities". In this connection, based on the comments issued above under "Certain Relationships and Related Transactions" for common stock issuances, please make all appropriate revisions here and on the statement of stockholders' deficit.

<u>Note 5 – Equity Transactions, page F/S-23</u>

18. The disclosure in this note should be expanded to include common stock issuances made during the period ended November 30, 2004 as described on pages 24 and 26. Please revise.

<u>Note 7 – Notes Payable – Related Parties, page F/S-23</u>

19. The column labeled "August 31, 2003" and the amounts presented beneath this caption in the table provided should be replaced with information from the fiscal year ended May 31, 2004. Please revise.

Part II – Information Not Required in Prospectus

Exhibits

20. Many of the provisions of the form of subscription agreement, filed as exhibit 10.6, do not appear to apply to a registered public offering; specifically, see section 6, 8(c) and section 16. These should be removed.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Burton at (202) 942-1808 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 942-2791, or to Don Rinehart who supervised the review of your filing, at (202) 942-4622.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc.   Kenneth Denos, Esq.
       801-816-2599 (facsimile)